Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T: 212.813.8800 F: 212.355.3333

January 30, 2015

Via EDGAR

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Pernix Therapeutics Holdings, Inc.
Registration Statement on Form S-3
Filed November 7, 2014
File No. 333-200011

Ladies and Gentlemen:

On behalf of Pernix Therapeutics Holdings, Inc. (the “Company”), we are responding to the letter dated November 24, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”).  The Company is simultaneously transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement in response to comments received from the Staff by letter dated November 24, 2014 with respect to the Registration Statement (the “Comments”).

Set forth below are responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

COMMENT 1:
We note that you are registering the sale of 17,611,112 shares of common stock by various selling stockholders.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering.  Accordingly, please revise your registration statement to identify the selling stockholders as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under rule 415(a)(1)(i).  In your analysis, please refer to Securities Act Rules C&DI Question 612.09 and address the following among any other relevant factors:

●	How long the selling stockholders have held the shares;

●	The circumstances under which they received them;

●	Their relationship to the issuer;

●	The amount of shares involved;

●	Whether the sellers are in the business of underwriting securities; and

●	Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

RESPONSE:
We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) Question 612.09, regarding whether a purported secondary offering is really a primary offering in which selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI Question 612.09, the Company respectfully submits that the Selling Stockholders should not be named as underwriters with respect to their resale of the 18,111,1121 shares (the “Shares”) of the Company’s common stock to be registered by the Registration Statement.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking”.  The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.

How Long the Selling Stockholders Have Held the Shares.  Presumably, the longer shares are held, the less likely it is that the Selling Stockholders are acting as a mere conduit for the Company.  Substantially all of the Shares included in the Registration Statement have been held by the Selling Stockholders for at least eight (8) months prior to the initial filing of the Registration Statement. These holding periods are significantly longer than the periods required by the Staff for valid “PIPE” transactions.

In a prior CD&I, the Staff codified its “PIPEs” interpretation (the “PIPEs Interpretation”) by providing in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of at least eight (8) months as indicated above must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  In most PIPE transactions a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing).  Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

These lengthy holding periods of at least eight (8) months indicate that the Shares were not acquired “with a view to distribution.”  The Selling Stockholders have borne market risk associated with owning the Shares. These circumstances distinguish potential resales of Shares by the Selling Stockholders from a primary offering by the Company or an underwriter acting on its behalf.

1
Pursuant to the Amendment, the Company is registering an additional 500,000 shares of common stock underlying warrants issued to Frontline Pharmaceuticals, LLC, or Frontline, on a private placement basis in connection with the Company’s closing of the financing transaction in which it issued the Senior Convertible Notes.   Accordingly, the aggregate number of shares being registered for resale in the Amendment is 18,111,112 shares of common stock.

Circumstances under which the Selling Stockholders Received the Shares.  The Selling Stockholders received the Shares in private transactions.   In connection with the issuance of Senior Convertible Notes, the Company entered into a registration rights agreement that provided for demand registration rights and piggyback registration rights and, in the event that neither demand nor piggy back rights were exercised, the Company would be obligated to register the underlying common stock no later than December 31, 2018.  The Selling Stockholders did not make a demand for registration; rather, they simply exercised their piggy back registration rights in due course in connection with the Company’s filing of the Registration Statement.  The lack of a demand for registration during the first nine (9) months after issuance, notwithstanding the ability to exercise such rights, suggests that the Selling Stockholders purchased the Senior Convertible Notes as a long term investment and not with a view towards distribution.  Further, in connection with the issuance of the Senior Convertible Notes, the purchasers obtained the right to nominate up to two directors. These rights obtained by the Selling Stockholders through a negotiated process suggest that the Selling Stockholders purchased the Senior Convertible Notes as a long-term investment and not with a view to distribution.

The Company agreed to issue to Frontline Pharmaceuticals warrants to purchase common stock in connection with the Company’s closing of the financing transaction in which it issued the Senior Convertible Notes.  As originally contemplated, the warrants did not contain any registration rights and, accordingly, Frontline was prepared to bear the market risk of owning unregistered shares for a substantial period of time.  Frontline instituted a legal action against the Company in which it claimed, among other things, that the Company became obligated to issue it the warrants in February 2014.  Pursuant to a subsequent settlement agreement between the Company and Frontline, the Company agreed to provide certain registration rights with respect to the shares of common stock issuable upon exercise of the warrants.   The Company submits that these circumstances demonstrate a long-term investment intent and are significantly different from the circumstances in which underwriters distribute securities to the public.

Broadfin acquired its shares eight (8) months ago in a privately negotiated transaction with an individual shareholder of the Company which was an “affiliate”, placing significant restrictions on resale in the hands of Broadfin.  At the time of acquisition, Broadfin made certain representations including that the shares were being acquired for its own account for the purpose of investment and not with a view to, nor sale in connection with, the distribution thereof, nor with any intention of distributing the shares, and that Broadfin was not acting as an underwriter or dealer in the transaction.   The Company submits that these circumstances demonstrate a long-term investment intent and are significantly different from the circumstances in which underwriters distribute securities to the public.

The Company agreed to issue to POZEN Inc. warrants to purchase common stock six (6) months ago in connection with the Company’s execution of the asset purchase and sale agreement with GlaxoSmithKline plc for the acquisition of the U.S. rights to Treximet® (sumatriptan / naproxen sodium) for the acute treatment of migraine attacks.   Although the warrants provided for registration rights, given the significance of the acquisition, the Company was unable to file the Registration Statement until the acquisition closed and the required carveout financial statements were filed with the Commission.  The acquisition took several months to close and there was additional time post-closing to file the required carveout financial statements with the Commission and, accordingly, POZEN bore market risk associated with owning the unregistered warrants.

The Selling Stockholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the Selling Stockholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Relationship of the Selling Stockholders to the Company.  Prior to their respective acquisitions of Shares, no Selling Stockholder had a relationship with the Company. The Selling Stockholders and their affiliates currently hold of record approximately 34% of the Company’s outstanding common stock, assuming conversion of the Senior Convertible Notes held by the Selling Stockholders and exercise of the warrants held by the Selling Stockholders.  Such ownership percentage does not take into account the fact that Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP may not convert their notes if the conversion would cause their beneficial ownership of the Company’s common stock (excluding shares underlying any of its unconverted notes) to exceed 4.9% or 9.9%, as the case may be, of the outstanding shares of Company common stock.  Although the holders of the Senior Convertible Notes have the right to nominate two members of the Company’s board of directors, the Selling Stockholders have not exercised these rights and therefore currently have no board representation.

The Selling Stockholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any. These facts support the view that the relationship the Selling Stockholders have with the Company has been that of a long-term investor, not an underwriter or a similar primary offering conduit.

The Amount of Shares Involved.   The Company proposes to register  18,111,112 shares of the Company’s common stock, which represents less than 50% of the currently outstanding shares of common stock (or 34% assuming conversion of the Senior Convertible Notes held by the Selling Stockholders and exercise of the warrants held by the Selling Stockholders).  All of the Shares were acquired from the Company (or, with respect to the 3,500,000 Shares held by Broadfin, were acquired from an individual shareholder affiliated with the Company) at a time the Selling Stockholders were not affiliates of the Company, in private transactions each subject to substantial resale limitations, and substantially all of the Shares have been held for at least eight (8) months prior to the filing of the Registration Statement.

It is our understanding that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock -- in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.  In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the Staff began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have the resale of their shares registered.

In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.

Focusing on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies -- exactly those issuers who have very limited options to raise funds -- and seems contrary to the SEC’s public commitment to small business issuers, as evidenced by the recent actions to streamline small business capital raising (i.e. providing reporting and regulatory relief to smaller reporting companies and extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances).

A focus solely on numbers of shares to be registered also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies.

Limiting the number of shares being registered doesn’t effect any significant change in the circumstances of a proposed offering.  If the Selling Stockholders are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell.  It doesn’t change the investment intent of the Selling Stockholders or the ability of the Selling Stockholders to effect a distribution if, in fact, that was their intent.

A focus on one-third of the public float contradicts the Staff’s own interpretative positions.  For example, one CD&I describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, a CD&I regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.”

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts -- beyond the mere level of ownership -- indicate that the affiliate is acting as a conduit for the issuer.

Whether the Selling Stockholders are in the Business of Underwriting Securities.  None of the Selling Stockholders is in the business of underwriting securities. At no time have they been affiliated with or acted as securities broker-dealers or representatives thereof.  Certain of the Selling Stockholders are investment funds focused on making equity and debt, control and non-control investments across broad and diverse industries. Their investments are generally long-term in nature. The long lives of these funds and their significant transfer restrictions attract investors looking for long-term investment opportunities, and the ordinary course of their business involves long-term investments in public and private companies.  In this case, substantially all of the Shares being registered for resale have been held by the Selling Stockholders for more than eight (8) months.   POZEN Inc. is a publicly traded life sciences company and is not in the business of making investments.  The warrants received by POZEN were in consideration of a larger strategic transaction that the Company executed with GlaxoSmithKline plc.  The warrants received by Frontline Pharmaceuticals were in connection with the Company’s closing of the financing transaction in which it issued the Senior Convertible Notes.

The manner in which the Selling Stockholders conduct their business strongly supports the conclusion that they are not underwriters or otherwise conduits for a primary offering.

Whether Under all Circumstances It Appears the Selling Stockholders are Acting as a Conduit for the Company   The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders. The Selling Stockholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. There is no evidence to suggest that any of the Selling Stockholders are acting in concert to effect a coordinated distribution of the Shares. The Company respectfully submits that, in light of all of the circumstances, the Selling Stockholders are not acting as an underwriter on behalf of, or as a conduit for, the Company.

COMMENT 2:
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the Convertible Senior Notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Senior Convertible Notes).

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7 of the Amendment to disclose the total dollar value of the 13,611,112 shares of common stock issuable upon conversion of the Convertible Senior Notes that are being registered for resale.

COMMENT 3:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Senior Convertible Notes transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the Convertible Senior Notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Senior Convertible Notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of Senior Convertible Notes.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7 of the Amendment to disclose the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Senior Convertible Notes transaction.

COMMENT 4:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

●
The total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the Senior Convertible Notes, presented in a table with the following information disclose separately:

o The market price per share of the securities underlying the Senior Convertible Note on the date of the sale of the of the Senior Convertible Note;
o The conversion price per share of the underlying securities on the date of the sale of the Senior Convertible Note, calculated as follows:

▪	If the conversion price per share is set at a fixed price, use the price per share established in the Senior Convertible Note; and
▪
If the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the Senior Convertible Note and determine the conversion price per share as of that date;

●	The total possible shares underlying the Senior Convertible Notes (assuming no interest payments and complete conversion throughout the term of the note);

●
The combined market price of the total number of shares underlying the Senior Convertible Notes, calculated by using the market price per share on the date of the sale of the Senior Convertible Notes and the total possible shares underlying the Senior Convertible Notes;

●
The total possible shares the selling stockholders may receive and the  combined conversion price of the total number of shares underlying the Senior Convertible Notes calculated by using the conversion price on the date of the sale of the Senior Convertible Notes and the total possible number of shares the selling stockholders may receive; and

●
The total possible discount to the market price as of the date of the sale of the Senior Convertible Notes, calculated by subtracting the total conversion price on the date of the sale of the Senior Convertible Notes from the combined market price of the total number of share underlying the Senior Convertible Notes on that date.

RESPONSE:
We have provided the requested disclosure below for purposes of illustration.  However, we do not believe this disclosure is appropriate for inclusion in the Amendment because the difference between the conversion price of the Senior Convertible Notes and the market price of the common stock on February 4, 2014, the date of the sale of the Senior Convertible Notes, does not represent a stated “discount”.   At the time of issuance, the conversion price represented a premium over (or negative discount to) the then market price.  Specifically, the conversion price of the Senior Convertible Notes is $3.60 per share of common stock, which represents a conversion premium of approximately 72% based on the last reported sale price of the common stock of $2.09 on February 4, 2014.

Selling Stockholder	Market Price Per Share (1)	Type of Security (2)	Conversion Price (3)	Underlying Common Stock (4)	Aggregate Market Price (5)	Value of Shares (6)	Total Possible Discount To Market Price (7)
Cetus Capital II, LLC	$2.09	Notes	$3.60	2,447,917	$5,116,146	$8,812,501	$(3,696,355)
Littlejohn Opportunities Master Fund LP	$2.09	Notes	$3.60	677,083	$1,415,103	$2,437,498	$(1,022,395)
SG Distressed Fund, LP	$2.09	Notes	$3.60	347,222	$725,693	$1,249,999	$(524,306)
Athyrium Opportunities Fund (A) LP	$2.09	Notes	$3.60	6,528,668	$13,644,916	$23,503,204	$(9,858,288)
Athyrium Opportunities Fund (B) LP	$2.09	Notes	$3.60	3,610,222	$7,545,363	$12,996,799	$(5,451,436)

(1)	Market price per share of the common stock underlying the Senior Convertible Notes on February 4, 2014 (the date of sale).

(2)	The shares of common stock set forth in the table above are the amount underlying the Senior Convertible Notes registered in the Registration Statement.

(3)	Conversion price per share of the underlying common stock on the date of the sale of the Senior Convertible Notes is calculated using the fixed conversion price per share set forth in the indenture governing such notes.

(4)	The amount of shares underlying the Senior Convertible Notes for each Selling Stockholder.

(5)	Aggregate market price for the shares of common stock underlying the Senior Convertible Notes on February 4, 2014, calculated by using the market price per share of the common stock underlying the Senior Convertible Notes on February 4, 2014 (the date of sale) multiplied by the number of shares underlying such notes.

(6)	Value of shares underlying the Senior Convertible Notes using the conversion price on the date of sale multiplied by the number of shares underlying such notes.

(7)	Total possible discount to the market price as of the date of the sale of the Senior Convertible Notes calculated by subtracting the conversion price on the date of the sale of the notes from the market price of the underlying shares on that date. The initial conversion price of $3.60 per share of common stock represented a conversion premium of approximately 72% based on the last reported sale price of the common stock of $2.09 on February 4, 2014, the date of the sale of the Senior Convertible Notes.

COMMENT 5:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

●
The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

o The market price per share of the underlying securities on the date of the sale of the other securities;
o The conversion/exercise price per share as of the date of the sale of the other securities, calculated as follows:

▪	If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of the other securities; and

▪
If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the other securities and determine the conversion price per share as of that date;

●	The total possible shares to be received under the particular securities (assuming complete conversion/exercise);

●
The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the other securities and the total possible shares to be received;

●
The total possible shares to be received and the combined conversion price of the total number of shares underlying the other securities calculated by using the conversion price on the date of the sale of the other securities and the total possible number of underlying shares; and

●
The total possible discount to the market price as of the date of the sale of the other securities, calculated by subtracting the total conversion/exercise price on the date of the sale of the other securities from the combined  market price of the total number of underlying shares on that date.

RESPONSE:
The Selling Stockholders identified in response to Comment 4 above do not own any convertible securities other than the Senior Convertible Notes.  Accordingly, there is no potential profit to be realized as a result of any conversion discounts for securities other than what is described above in response to Comment 4.

We have provided the requested disclosure below for purposes of illustration for the remaining Selling Stockholders.  However, we do not believe this disclosure is appropriate for inclusion in the Amendment because the difference between the exercise price of the warrants and the market price of the common stock as of the date of determination of such exercise price, does not represent a stated “discount”.   At the time of issuance, the exercise price was either equal to or greater than (or negative discount to) the then market price.  Specifically, the exercise price of the warrants issued to (a) Frontline Pharmaceuticals, LLC is $3.60 per share of common stock, which represents an exercise premium of approximately 72% based on the last reported sale price of the common stock of $2.09 on February 4, 2014 (the date of sale of the Senior Convertible Notes); and (b) POZEN Inc. is $4.28 per share of common stock, which is equal to the last reported sale price of the common stock on May 13, 2014  (the date the Company entered into the asset purchase and sale agreement with GlaxoSmithKline plc which resulted in the Company’s obligation to issue the warrants to POZEN Inc.).

Selling Stockholder	Market Price Per Share (1)	Type of Security (2)	Exercise Price (3)	Underlying Common Stock (4)	Aggregate Market Price (5)	Value of Shares (6)	Total Possible Discount To Market Price (7)
Frontline Pharmaceuticals, LLC	$2.09	Warrants	$3.60	500,000	$1,045,000	$1,800,000	$(755,000)
POZEN Inc.	$4.28	Warrants	$4.28	500,000	$2,140,000	$2,140,000	$--

(1)	Market price per share of the common stock underlying the warrants (a) on February 4, 2014 with respect to Frontline Pharmaceuticals, LLC and (b) on May 13, 2014 with respect to POZEN Inc.

(2)	The shares of common stock set forth in the table above are the amount underlying the warrants registered in the Registration Statement.

(3)	Exercise price per share of the underlying common stock is calculated using the fixed exercise price per share set forth in the warrants.

(4)	The amount of shares underlying the warrants for each Selling Stockholder.

(5)
Aggregate market price for the shares of common stock underlying the warrants (a) on February 4, 2014 with respect to Frontline Pharmaceuticals, LLC, calculated by using the market price per share of the common stock underlying the warrants on February 4, 2014 multiplied by the number of shares underlying such warrants and (b) on May 13, 2014 with respect to POZEN Inc., calculated by using the market price per share of the common stock underlying the warrants on May 13, 2014 multiplied by the number of shares underlying such warrants.

(6)	Value of shares underlying the warrants using the exercise price multiplied by the number of shares underlying such warrants.

(7)
Total possible discount to the market price calculated by subtracting the exercise price (a) on February 4, 2014 with respect to Frontline Pharmaceuticals, LLC and (b) on May 13, 2014 with respect to POZEN Inc., from the market price of the underlying shares on that date.   The initial exercise price of $3.60 per share of common stock on the warrants issued to Frontline Pharmaceuticals, LLC represents an exercise premium of approximately 72% based on the last reported sale price of the common stock of $2.09 on February 4, 2014, the date of sale of the Senior Convertible Notes.  The initial exercise price of $4.28 per share of common stock on the warrants issued to POZEN Inc. is equal to the last reported sale price of the common stock of $4.28 on May 13, 2014, the date the Company entered into the asset purchase and sale agreement with GlaxoSmithKline plc which resulted in the Company’s obligation to issue the warrants to POZEN Inc.

COMMENT 6:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

●	the gross proceeds paid or payable to the issuer in the Senior Convertible Note transaction;

●	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

●	the resulting net proceeds to the issuer; and

●
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Senior Convertible Notes and any other warrants, options, notes, or other securities of the issuer that are hold by the selling stockholders or any affiliates of the selling stockholders that is disclosed on response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the Senior Convertible Notes as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the Senior Convertible Notes, as well as the amount of that results percentage averaged over the term of the Senior Convertible Notes.

RESPONSE:
We have provided the requested disclosure below for purposes of illustration.  However, we do not believe this disclosure is appropriate for inclusion in the Amendment.  There is no possible profit to the Selling Stockholders, as detailed in our response to Comment 4 and Comment 5 above, because the conversion price of the Senior Convertible Notes represented a premium over (or negative discount to) the market price of the common stock when the terms of the transaction were set and the securities purchase agreements were executed.

Gross Proceeds:
Original notes issued February 21, 2014	$65,000,000
Less Payments Made:
Placement agent fee	$4,000,000
Financial advisor fee	500,000
Issuances of warrants to purchase common stock	1,045,000
Miscellaneous fees and expenses	1,660,000
Less Possible Payments During the First Year:
Mandatory interest payments	$4,607,341	(1)
Net Proceeds to the Company:	$53,187,659
Total Possible Profit the Selling Stockholders Could Realize From Conversion/Exercise Discounts:	$(21,307,780)
Payments Made as a Percentage of Net Proceeds:	22.2	% (2)

(1)
The Senior Convertible Notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears on March 15, June 15, September 15 and December 15, beginning on June 15, 2014.  The aggregate amount of interest payable by the Company to the Selling Stockholders through March 15, 2015 shall equal $4,607,341.

(2)	Averaged over the five-year term of the Senior Convertible Notes, this percentage equals approximately 4.44% per year.

COMMENT 7:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

●	The date of the transaction;

●	The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

●
The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

●	The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

●
The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transactions;

●	The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

●	The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7 of the Amendment to disclose that there are no prior securities transactions between the Company (or any of its predecessors) and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholders has a contractual relationship (or any predecessors of those persons).

COMMENT 8:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

●
The number of shares outstanding prior to the Senior Convertible Notes transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

●	The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

●
The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

●	The number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

●	The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7 of the Amendment to disclose (a) that none of the shares of common stock issuable upon conversion of the Senior Convertible Notes or upon exercise of the warrants have been previously registered for resale by the Selling Stockholders or their affiliates in prior registration statements and (b) the shares of common stock held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders prior to the issuance of the Senior Convertible Notes.   The Company does not believe tabular disclosure is appropriate for inclusion in the Amendment.  Accordingly, the revised disclosure appears in paragraph format.

The number of shares registered for resale on behalf of the Selling Stockholders or affiliates of the Selling Stockholders in the current transaction is already included in the Registration Statement under “Selling Stockholders” on page 5 of the Amendment.

COMMENT 9:	Please provide us, with a view toward disclosure in the prospectus, with the following information:

●	Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

●
Whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following information:

o The date on which each such selling stockholder entered into that short position; and

o The relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the Senior Convertible Note transaction and the filing of the registration statement (e.g., before or after the announcement of the Senior Convertible Note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 7 of the Amendment to disclose (a) that it intends to make all payments on the Senior Convertible Notes and (b) it is not aware of any existing short position in the Company’s common stock by the Selling Stockholders.

COMMENT 10:	Please provide us, with a view toward disclosure in the prospectus, with:

●
A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Senior Convertible Notes; and

●
Copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those person) in connection with the sale of the Senior Convertible Notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 5 of the Amendment to disclose that none of the Selling Stockholders has, or within the past three years has had, any position, office or material relationship with the Company or any of its predecessors or affiliates.

The Company hereby confirms its view that the description of the relationships and arrangements between and among the Company, the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship is already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

COMMENT 11:
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registere
d in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 10 of the Amendment to disclose the applicable registration rights relating to an aggregate of 18,111,112 shares of Common Stock which the Company seeks to register for resale.  The number of shares of Common Stock being registered for resale is consistent with the shares listed in fee table and the Selling Stockholders table on page 5 of the Amendment.

COMMENT 12:
With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 5-6 of the Amendment to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered.

*  *  *  *  *  *

In addition, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure made.  The Company formally acknowledges that:

●	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further information, please contact the undersigned at (212) 459-7256.

Sincerely,

/s/ Thomas S. Levato

Thomas S. Levato, Esq.

cc:           Austin Stephenson, SEC Division of Corporation Finance
Barry J. Siegel, Pernix Therapeutics Holdings, Inc.